UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

TechTeam Global, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

878311 10 9
(CUSIP Number)

COPY TO:

Seth W. Hamot	Jeffrey R. Katz, Esq.
Roark, Rearden & Hamot, LLC	Ropes & Gray LLP
420 Boylston Street	One International Place
Boston, MA 02116	Boston, MA 02110
(617) 595-4400	(617) 951-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 878311 10 9	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON: Seth W. Hamot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION A United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,319,274
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,319,274
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,274
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%1
14.	TYPE OF REPORTING PERSON* IN, HC

1 The percentage ownership is based upon 11,228,296 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended March 31, 2010.

SCHEDULE 13D

CUSIP No. 878311 10 9	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON: Costa Brava Partnership III L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,319,274
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,319,274
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,274
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%1
14.	TYPE OF REPORTING PERSON* PN

1 The percentage ownership is based upon 11,228,296 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended March 31, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 878311 10 9	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,319,274
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,319,274
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,274
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%1
14.	TYPE OF REPORTING PERSON* OO – Other

1 The percentage ownership is based upon 11,228,296 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the quarter ended March 31, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 9 TO SCHEDULE 13D

TechTeam Global, Inc.

This amendment (“Amendment No. 9”) amends the Schedule 13D previously filed on December 16, 2005, as amended by Amendment No. 1 filed on December 20, 2005, Amendment No. 2 filed January 9, 2006, Amendment No. 3 filed February 24, 2006, Amendment No. 4 filed on March 9, 2006, Amendment No. 5 filed May 11, 2006, Amendment No. 6 filed August 15, 2006, Amendment No. 7 filed January 12, 2009, and Amendment No. 8 filed February 12, 2009 by Costa Brava Partnership III L.P. (“Costa Brava”), Roark, Rearden & Hamot, LLC, Seth W. Hamot, and Andrew R. Siegel with the Securities and Exchange Commission with respect to the shares of common stock, $0.01 par value (the “Common Stock”), of TechTeam Global, Inc., a Delaware corporation (the “Issuer”).

Item 2.                 Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated as follows:

This statement is filed by Costa Brava, a Delaware limited partnership; Roark, Rearden & Hamot, LLC, a Delaware limited liability company; and Seth W. Hamot, a United States citizen. Each of the parties listed in the immediately preceding sentence is referred to herein individually as a “Filer” and collectively as the “Filers”. Each of the Filers is a party to that certain Agreement Regarding the Joint Filing of Schedule 13D, as further described in Item 6. Accordingly, the Filers are hereby filing a joint Schedule 13D.

Seth W. Hamot, is the president and managing member of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava.

The principal business of Costa Brava is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Roark, Rearden & Hamot, LLC is to act as general partner of Costa Brava. The principal business address of Costa Brava, Roark, Rearden & Hamot, LLC and Mr. Hamot is 420 Boylston Street, Boston, MA 02116.

      None of the Filers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of the Filers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                 Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated as follows:

The 1,319,274 shares of Common Stock beneficially owned by Costa Brava, Roark, Rearden & Hamot, LLC and Mr. Hamot were held by Costa Brava and were acquired with working capital set aside for the general purpose of investing.

Item 4.                 Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and restated as follows:

The Filers made their investment in the Issuer in the ordinary course of business believing the shares of Common Stock to be undervalued and the Filers reserve their right to take any steps deemed necessary to enhance their investment including increasing, decreasing or eliminating their investment in the Issuer or to take any other action relative thereto. The Filers may participate in discussions with potential purchasers of their shares of Common Stock or sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions. After the Filers made their investment in the Issuer, Seth W. Hamot became a director and the Chairman of the Board of the Issuer.

On June 3, 2010, the Issuer entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Jacobs Engineering Group Inc. and Jacobs Technology Inc. (the “Buyers”). Pursuant to the Purchase Agreement, the Issuer agreed to sell, assign, transfer and deliver to the Buyers all of the issued and outstanding shares of capital stock in TechTeam Government Solutions, Inc.

Concurrently with the execution of the Purchase Agreement and as inducement for the Buyers to enter into the Purchase Agreement, Costa Brava entered into a voting agreement (the “Voting Agreement”) with the Buyers. Pursuant to the Voting Agreement, Costa Brava agreed to vote its capital stock in the Issuer:

(i) in favor of the approval and adoption of the Purchase Agreement and its contemplated transactions;

(ii) against approval or adoption of any competing transaction proposal or any proposal made in opposition to or in competition with the transactions contemplated by the Purchase Agreement, and

(iii) against any actions to the extent that such actions are intended, or could reasonably be expected to, in any material respect, impede, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated by the Purchase Agreement.

The descriptions of the Voting Agreement and the Purchase Agreement contained herein are qualified in their entirety by the Voting Agreement set forth as Exhibit B hereto and the Purchase Agreement set forth as Exhibit C hereto, each of which is incorporated herein by reference.

As of the date of this Amendment No. 9, except as set forth above, none of the Filers has any present plan or intention which may result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                 Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) Costa Brava, Roark, Rearden & Hamot, LLC and Mr. Hamot are the beneficial owners of 1,319,274 shares of Common Stock (approximately 11.7% of the shares of Common Stock outstanding as reported in the Issuer’s filing on Form 10-Q for the quarter ended March 31, 2010).

(b) Costa Brava, Roark, Rearden & Hamot, LLC, and Mr. Hamot have the shared power to vote and shared power to dispose of 1,319,274 shares of Common Stock.

(c) During the last sixty days, Costa Brava, Roark, Rearden & Hamot, LLC and Mr. Hamot have not purchased or sold any shares of Common Stock of the Issuer.

Item 6.                 Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 4 of this Amendment No. 9 and the agreements attached as exhibits hereto are incorporated herein by reference.

On June 7, 2010, the Agreement Regarding the Joint Filing of the Schedule 13D (the “Agreement”) was executed by the Filers. Since Mr. Siegel, who filed Amendments Nos. 3 through 8 with the Filers pursuant to separate agreements regarding the joint filing of Schedule 13D, is no longer associated with the Filers, he is no longer filing on Schedule 13D with the Filers.

Item 7.                     Material to be Filed as Exhibits.

        Exhibit A – Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit B – Voting Agreement, dated as of June 3, 2010, by and among Costa Brava and the Buyers.

Exhibit C – Stock Purchase Agreement, dated as of June 3, 2010, by and among the Issuer and the Buyers (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 4, 2010).

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:                  June 7, 2010
COSTA BRAVA PARTNERSHIP III L.P.

By:	Roark, Rearden & Hamot, LLC
its General Partner

By:	/s/ Seth W. Hamot
Seth W. Hamot
President

SETH W. HAMOT

By:	/s/ Seth W. Hamot
Seth W. Hamot

ROARK, REARDEN & HAMOT, LLC

By:	/s/ Seth W. Hamot
Seth W. Hamot
President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit	Description

A	Agreement Regarding the Joint Filing of Schedule 13D.

B	Voting Agreement, dated as of June 3, 2010, by and among Costa Brava and the Buyers.

C	Purchase Agreement, dated as of June 3, 2010, by and among the Issuer and the Buyers (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 4, 2010).